EXHIBIT 99.1

                 TELEWEST COMMUNICATIONS PLC ANNOUNCES RESPONSE
                  TO TENDER OFFER BY LIBERTY MEDIA CORPORATION


24 June 2002, London, England. In accordance with the provisions of Rule 14e-2 under the US Securities Exchange Act of 1934, as amended, today Telewest Communications plc (LSE: TWT) sent the following announcement to the record holders of notes and debentures indicated below:


                           TELEWEST COMMUNICATIONS PLC
                              Genesis Business Park
                                  Albert Drive
                             Woking, Surrey GU21 5RW
                                     England

                                  June 24, 2002

Re:      Response to Liberty Media's tender offer for bonds of Telewest

To: The holders of the following series of outstanding Notes and Debentures of Telewest

Ladies and Gentlemen:

We are writing to inform you of our response to the tender offer (the "Offer") commenced by Liberty TWSTY Bonds, Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Liberty Media Corporation, a Delaware corporation ("Liberty"), to purchase the following debentures and notes:

         o        Up to $60.0 million 95/8% Senior Debentures due 2006
         o        Up to $307.3 million 11% Senior Discount Debentures due 2007
         o        Up to $70.0 million 11 1/4% Senior Notes due 2008
         o Up to(pound)65.0 million 97/8% Sterling Senior Discount Notes due 2009
         o        Up to $100.0 million 9 1/4% Senior Discount Notes due 2009
         o        Up to(pound)36.0 million 97/8% Sterling Senior Notes due 2010
         o        Up to $70.0 million 97/8% Senior Notes due 2010
         o        Up to $90.0 million 113/8% Senior Discount Notes due 2010

(collectively, the "Notes") of Telewest Communications plc ("Telewest"), at a price per Note and otherwise upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated June 12, 2002. Our response has been determined without the participation of any of the directors designated by Liberty Media.

Please be advised that Telewest is unable to take a position with respect to the Offer.

As part of its offer Liberty indicated that completion of the Offer

         "will permit us [Liberty] as a creditor to participate in and influence discussions and decisions regarding any future restructuring or recapitalization of the Company. If the offer is successful, Liberty presently intends to propose to the Company's board of directors a restructuring plan pursuant to which all or substantially all of the Company's publicly-traded notes and debentures would be converted into equity of the Company. Liberty has disclosed in general terms its intention to make such a proposal to the Company's board of directors. However, as of the date of the offer, Liberty has not determined any specific terms for a proposed restructuring. The Company is not participating in and has no responsibility for this offer."

As of today, Telewest does not have any additional information regarding Liberty's intentions and cannot determine whether a restructuring on Liberty's terms would be beneficial or whether completion of the Offer is beneficial or detrimental to the holders of the Notes.

As a result, each holder of Notes is advised to make his or her own determination, in consultation with his or her financial advisor, as to whether tendering Notes in the Offer, and acceptance of the cash price currently being offered by the Purchaser, is beneficial or detrimental to such holder.

                        Sincerely,

                        TELEWEST COMMUNICATIONS PLC


                        By:    /s/ Anthony Stenham
                               -------------------------------
                        Name:  Anthony Stenham
                        Title: Chairman


                                    * * * * *


End

Enquiries:

Telewest:  John Murray, Director, Policy and Communications: +44-207-299-5888
Brunswick:  Craig Breheny: +44-207-396-7429